June 21, 2010

Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC  20549-7010

Re:	Your letter dated 6/14/10 regarding Ball Corporation’s
Form 10-K for the Fiscal Year Ended December 31, 2009, Filed February 25, 2010
Definitive Proxy on Schedule 14A, Amended as Filed March 25, 2010
File No. 001-7349

Dear Mr. O’Brien:

We understand that the purpose of your review process is to assist us in complying with the applicable disclosure requirements and enhancing the overall disclosures in the filings we make with the Commission and pursuant to your request we acknowledge that:

●	We are responsible for the adequacy and accuracy of the disclosures in our filings;
●
United States Securities and Exchange Commission staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

●	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for Fiscal Year Ended December 31, 2009

Note 22.  Quarterly Results of Operations, page 78

Comment #1 – We note your response to prior comment 2 which discusses your basis for determining that a restatement in 2008 and 2009 quarters was not necessary.  We further note in your response, the cause of the out of period adjustment.  Please revise your inventory accounting policy, in future filings to disclose the following:
●	Year-end inventory review procedures;
●
A detailed description of the valuation procedures.  In this regard, your disclosure on page 42 states that inventory is stated at FIFO but does not discuss what your “historic” and “current” method of valuing inventories is and why there was a change.  To the extent there was  a change in how you value inventory, please discuss how this change was accounted for and presented in your financial statements;

Ball Corporation
June 21, 2010

●	Explain the concept of deferred variances and how this is considered in your inventory valuation process; and
●	Discuss how you plan to consider extremely volatile pricing in your inventory valuation so that future unexpected adjustments are not necessary.

We have taken into account your comments above and will address the additional disclosures related to inventory in our second quarter Form 10-Q and our annual Form 10-K for the year ending December 31, 2010.

Definitive Proxy on Schedule 14A, as Amended

Process for Determining Executive Compensation, page 18

Comment #2   – We note your response to prior comment 5 in our letter dated May 12, 2010, relating to the additional services provided by Towers Perrin and its affiliate and the committee’s role in the selection of Mr. Marquardt.  In future filings, please state whether the decision to engage Towers Perrin and its affiliate for the additional services was made, or recommended, by management.  Please refer to Item 407(e)((3)(iii)(A) of Regulation S-K.

We have taken into account your comments above and will address them in our annual proxy statement for 2011.

We appreciate your comments and believe we have adequately addressed them in our response.

Sincerely,

/s/ Scott C. Morrison
Scott C. Morrison
Senior Vice President and Chief Financial Officer